NEWMARKET GOLD REPORTS 2015 ANNUAL FINANCIAL RESULTS AND RECORD OPERATING CASH FLOW;
COMMENCES 2016 WITH A STRENGTHENED BALANCE SHEET, ESSENTIALLY DEBT-FREE BY END OF Q1 2016

Vancouver, B.C. – March 4, 2016 – Newmarket Gold (“Newmarket” or the “Company”)(TSX: NMI) (OTCQX:NMKTF) is pleased to announce financial results for the three and twelve months ended December 31, 2015. Full Financial Statements and Management Discussion & Analysis documents can be found at www.sedar.com and the Company’s website, www.newmarketgoldinc.com. All figures are in United States (“U.S.”) dollars, unless otherwise stated.

2016 Highlights

•	Commences 2016 with a strengthened balance sheet, will be essentially debt free by end of Q1 2016 upon conversion of outstanding convertible debentures through the issuance of common shares.
•	Cash balance at December 31, 2015 comprised of $36.5M cash and increased working capital of $22.3M.
•	Received cash proceeds of $5.1M following the exercise of share purchase warrants.

Full Year 2015 (“FY 2015”) Highlights

•	Record operating cash flow of $76.5M, up 3.2% from 2014, despite a 9% lower average realized gold price. Operating cash flow per share of $0.61, based on weighted average number of shares in FY 2015.
•	Record gold production of 222,671 ounces exceeded the top end of 2015 production guidance range of 205,000 - 220,000 ounces and represented the third consecutive year of record production.
•	Results were led by the flagship Fosterville Gold Mine which achieved record production, grade and recovery.
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Record low operating cash costs of $704 per ounce sold at low end of 2015 guidance of $700 - $750. Record low all-in sustaining costs (“AISC”) of $987 per ounce sold at low end of 2015 guidance of $970 - $1,020.

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Net loss of $2.8M or $0.02 per share includes a non-cash impairment charge of $26.5M relating to the Cosmo Gold Mine and non-core assets, accounting for a $0.21 per share loss, and also includes transaction costs of $17.0M accounting for a $0.14 per share loss. Adjusted net income was $0.32 per share, or $40.7M when excluding the impairment and transaction costs.

•	Net income for 2015 reflects a significant investment of $12.0M in growth exploration spending, resulting in key discoveries across the Company’s operations.

Fourth Quarter (“Q4 2015”) Highlights

•	Consolidated production of 53,179 ounces represents the tenth consecutive quarter of consolidated gold production above 53,000 ounces.
•	Consolidated operating cash cost per ounce sold of $742, down 6.4% from $793 per ounce sold in Q4 2014, with AISC of $995 per ounce sold, down 9.4% from $1,098 per ounce sold in Q4 2014.
•	Operating cash flow of $10.6M, or $0.08 per share, based on revenues of $58.4M from 52,290 ounces sold.
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Net loss of $20.2M or $0.15 per share, compared to net income of $10.8M in Q4 2014, or $0.09 per share. The net loss includes a non-cash impairment charge of $26.0M recorded against the carrying value of Cosmo, reflecting a loss of $0.19 per share. Adjusted net income was $0.04 per share, or $5.8M, when excluding the impact of the impairment charge. Net income for Q4 2015 also includes significant growth exploration expenditures of $4.8M.

Douglas Forster, President & CEO, Newmarket Gold commented: “In 2015 we achieved record consolidated results on several measures including production, operating cash costs per ounce and all-in sustaining costs per ounce. We grew operating cash flow to a record $76.5 million and maintained a strong cash position of $36.5 million after investing $12 million on growth exploration projects which resulted in three mine-site gold discoveries, one at each of our operations. The fourth quarter of 2015 marked a 10th consecutive quarter of production over 53,000 ounces, led by record results at our flagship Fosterville mine, which continued to benefit from an increasing grade and recovery profile as a result of the high-grade, visible gold-bearing Eagle Fault discovered in the second half of 2015.”

“We are extremely pleased to commence 2016 with a strengthened financial position as we will redeem all outstanding convertible debentures by the end the Q1/16 through the issuance of common shares, and received $5.1M in proceeds from the exercise of share purchase warrants in February. Newmarket will be well positioned for future growth with a solid cash balance and essentially no debt. Operationally, to date in 2016, we are on track to deliver production between 205,000 – 220,000 ounces, low operating cash costs per ounce between $650 - $725, and all-in sustaining costs per ounce between $950 - $1,025. We remain focused on our key priorities of safe operations, free cash flow generation, organic production growth and reserve replacement. We will announce updated Mineral Reserves and Resources by the end of Q1 2016, which will include a first resource on the Eagle Fault and Aurora B discoveries. We will also invest $5 - $10 million this year on growth exploration projects with the aim of adding quality ounces and extending mine life across our operations.”

Outlook 2016

In 2016, Newmarket remains an established plus 200,000 ounce gold producer well positioned to execute a strategy of both organic growth as well as growth through the consolidation of high quality gold assets in the world’s most desirable mining jurisdictions. Newmarket’s strong senior management team, proven operating team, and board of directors with tremendous industry experience, are all focused on creating substantial shareholder value through continued safe and sustainable operating performance from its three existing operations and through a disciplined approach to growth.

Production and Cash Cost Guidance for Fiscal 2016

	Fosterville	Cosmo	Stawell	Consolidated
Gold Production (ounces)	110,000 – 120,000	60,000 – 65,000	~35,000	205,000 – 220,000
Operating Cash Costs per Ounce(1)	$ 500 – $575	$ 720 - $795	$ 900 - $975	$ 650 - $725
AISC per Ounce(1)				$ 950 - $1,025
Sustaining Capital Expenditures ($ million)	$ 37.5 - $42.5	$ 10 - $12	$ 2.5 - $3.0	$ 50 - $57.5
Growth Expenditures ($ million)				$ 5 - $10
Corporate General and Administrative Expenses ($ million)				$ 5 - $6

(1) Operating Cash Costs per ounce and AISC per ounce reflect an average Australian dollar to US dollar exchange of $0.75.

Update on Convertible Debentures

On February 16, 2016, the Company provided notice to the holders of its outstanding convertible debentures Debentures that on March 30, 2016 it will redeem in full all of its then outstanding Debentures by issuing common shares. The Company previously issued C$34.5 million of 8% Debentures on April 5, 2013. Subsequent to December 31, 2015 and up to the date of this press release, C$9.6 of the convertible debentures were converted into 9.5 million common shares of the Company. As of March 3, 2016, C$24.9 million of Debentures continued to be outstanding.

Fourth Quarter and Year End 2015 Financial Results

(in thousands of US$, except per share and per ounce amounts)	Q4 2015	Q4 2014	FY 2015	FY 2014
Revenue ($)	58,383	69,783	257,988	282,739
Cost of operations, including depletion and depreciation ($)	(49,669)	(56,511)	(197,412)	(241,458)
Mine operating income ($)	8,714	13,272	60,576	41,281
Net (loss) income ($)	(20,238)	10,760	(2,788)	19,952
Net (loss) income per share ($/share) – basic and diluted *	(0.15)	0.09	(0.02)	0.17
Cash generated from operating activities ($)	10,594	25,281	76,497	74,157
Capital investment in mine development, property, plant and equipment ($)	10,870	15,286	55,282	66,742
Average realized gold price per ounce ($)	1,117	1,202	1,154	1,268
Average quoted gold price per ounce ($)	1,108	1,201	1,160	1,266
Operating cash costs per ounce sold ($) **	742	793	704	905
All-in sustaining cash costs per ounce sold ($) **	995	1,098	987	1,236

*Pre-Transaction net (loss) income per share is presented after giving effect to the Arrangement share exchange ratio of 0.2456. ** Refer to non-IFRS measure disclosures below.

Operational Results	Q4 2015	Q4 2014	FY 2015	FY 2014
Ore Milled (t)	586,940	648,581	2,326,295	2,610,223
Grade (g/t Au)	3.30	3.21	3.38	3.08
Recovery (%)	84.0	85.4	86.2	84.6
Gold Oz Produced	53,179	58,796	222,671	222,312
Gold Oz Sold	52,290	58,070	223,258	222,903

Fourth Quarter 2015 Review

Newmarket Gold produced 53,179 ounces of gold in Q4 2015, representing the tenth consecutive quarter of production above 53,000 ounces. This resulted in a third consecutive year of record annual production with 222,671 ounces. Quarterly production declined 9.6% compared to Q4 2014 despite a 2.8% increase in average consolidated mill grade, mainly driven by higher grades at Fosterville, which was more than offset by a 9.5% decrease in consolidated mined tonnes and a lower recovery rate. Fourth quarter performance reflects lower than expected tonnes from Cosmo and Stawell, accompanied by lower grades and lower than expected recovery at Cosmo. Fosterville’s tonne profile also decreased year-over-year as mining continues exclusively from the Phoenix and Lower Phoenix areas of the mine. However, Fosterville’s lower tonne profile was more than offset by its increased grade profile which achieved 6.33 g/t in Q4 2015, thanks to the higher grade Lower Phoenix area which includes the visible gold-bearing Eagle Fault discovered in H2, 2015. Additionally, Fosterville continued to deliver strong quarterly production, comprising 60% of fourth quarter consolidated gold production.

Total revenues for the quarter of $58.4 million were down 16.3% compared to Q4 2014, reflecting the 10% decrease in gold ounces sold over the same periods, as well as the impact of a 7.1% decline in the average realized gold price per ounce to $1,117, down from $1,202 in Q4 2014.

Total operating expenses decreased 17.3% compared to Q4 2014, largely due to the effect of a 15.8% decrease in the value of the Australian dollar relative to the US dollar compared to the prior year period. Further reductions in operating costs were driven by lower physical performance at Cosmo and the capitalization of development costs at Stawell. Consolidated operating cash costs per ounce sold decreased 6.4% to $742 from $793 per ounce sold in the prior year. Of note, Fosterville’s operating cash cost per ounce decreased 18.1% over the same period to $511, certainly impacted by the lower average Australian dollar exchange rate, but also reflecting its increasing grade and recovery profile. On a consolidated basis, this was offset by the effect of grade and recovery challenges at Cosmo on its operations operating cash costs per ounce.

Net income in Q4 2015 was impacted by a non-cash impairment charge of $26.0 million recorded against the carrying value of Cosmo and related plant and equipment, resulting in a net loss of $20.2 million or $0.15 per share, compared to net income of $10.8 million in Q4 2014, or $0.09 per share. The impairment charge represented a net loss per share of $0.19. Adjusted net income was $0.04 per share, or $5.8M million, when excluding the impairment charge.

Net income in Q4 2015 was also impacted by the Company’s decision to invest into its growth exploration programs to drive near-term resource growth. The Company spent $4.8 million on exploration and evaluation projects, as opposed to just $0.6 million in Q4 2014. These programs include the Lower and Upper Phoenix drill programs and Harrier drill drive at Fosterville, next phase drilling at Aurora B at Stawell, and Cosmo Deeps and Esmeralda drill programs in the Northern Territory.

Operating cash flow for the quarter ended December 31, 2015 was $10.6 million, a 58.1% decline from Q4 2014, impacted by reduced gold sales and a lower relative gold price environment, which was only partially offset by the decrease in total operating costs. Operating cash flow also reflects the Company’s decision to invest a further $4.8 million in growth programs during the quarter.

Mine development in Q4 2015 was $8.8 million, including $5.8 million at Fosterville and $2.8 million at Cosmo for underground development and resource definition drilling. An additional $2.1 million was invested into plant and equipment. Capital expenditures were lower compared to the corresponding quarter of 2014, due to a focus on growth programs and the weaker Australian dollar.

As a result of lower operating cash costs, an increasing grade and recovery profile at Fosterville, and the weakened Australia dollar, all-in sustaining cash costs decreased 9.4% to $995 per ounce sold, compared to $1,098 in Q4 2014.

Annual 2015 Review

Revenue for 2015 was $258.0, million based on 223,258 ounces of gold sold, representing an 8.8% decrease from 2014. The slightly higher gold sales achieved in 2015 compared to the previous year were offset by a 9.0% drop in the Company’s average realized gold price to $1,154 per ounce from $1,268.

Record low operating cash costs per ounce of $704 decreased 22% from $905 per ounce in 2014, and were in line with the lower end of the 2015 consolidated operating cash cost per ounce guidance range. This represents the third consecutive year of decreasing operational cash costs, both on a total and per ounce basis.

As a result of the lower capital expenditures and the significant reduction in operating cash costs per ounce, Newmarket Gold achieved record low all-in sustaining cash costs of $987 per ounce, a 20% decrease from $1,236 per ounce in 2014. Importantly, the improved all-in sustaining cost per ounce profile reflects an appropriate level of capital investment to ensure the sustainability of the operations, while being disciplined in our allocation of capital.

Based on record consolidated production and decreasing operating cash costs, the Company generated a record $76.5 million in cash from operating activities in 2015, up 3.2% from 2014, despite a 9.0% decrease in the realized gold price from the previous year. Operating cash flow also reflects the Company’s $12.0 million expenditure in growth exploration programs to drive near-term resource growth, in addition to one-time cash transaction costs of $3.6 million associated with the transaction with Crocodile gold.

The net loss for 2015 was $2.8 million or $0.02 per share, compared to net income of $20.0 million in 2014, or $0.17 per share. The net loss for 2015 was impacted by a non-cash impairment charge of $26.5 million recorded against the carrying value of Cosmo, related plant and equipment and non-core properties, reflecting the significant production challenges experienced by Cosmo for most of 2015 and the lower production profile moving forward. This charge reflects a per share loss of $0.21 per share. The 2015 net loss was also impacted by $17.0 million in transaction costs, which accounted for a loss of $0.14 per share. Net of the aforementioned items, adjusted net income per share for 2015 was $0.32, or $40.7 million.

Foreign Exchange

Newmarket Gold has benefited from the significant drop in the Australian dollar exchange rate, which has markedly increased the gold price in Australian dollar terms (the functional currency of the Company’s current operations) while having the effect of lowering cash costs in US dollar terms. The Australian dollar closed at $0.7285 on December 31, 2015, down 11% from the previous year-end. Since January 1, 2016, the Australian dollar gold price was traded at an average price of A$1,633 per ounce to the date of this release.

Cash Position and Working Capital

At December 31, 2015, the Company had a cash balance of $36.5 million, compared to a cash and gold bullion balance of $37.1 million as at December 31, 2014. The cash balance at the end of 2015 reflects significant investments by the Company, including a $16.7 million payment to terminate the cash flow sharing agreement with AuRico Gold Inc., growth expenditures of $12.0 million to expand the mineral resource base, and cash transaction costs of $3.6 million associated with the Newmarket Gold and Crocodile Gold arrangement. The year-end cash balance is also comparatively impacted by the translation to US dollars at an 11% weaker exchange rate.

As at December 31, 2015, Newmarket’s working capital was $22.3 million, up significantly from $12.6 million as at December 31, 2014, reflecting the impact of strong mine operation cash flows, which enabled the Company to fund the aforementioned investments.

Additionally, the redemption of the outstanding Debentures in Q1 2016 through the issuance of common shares in the Company (see Newmarket Press Release dated February 12, 2016) will further improve the working capital position of the Company, as the related current portion of the Debentures will be extinguished and the Company will no longer incur the 8% coupon payments of approximately $2.8 million annually after March 2016. Furthermore, the Company has benefited from the receipt of $5.1M in proceeds on the exercise of share purchase warrants.

Fourth Quarter and Full Year 2015 Operating Summary

	Q4 2015	Q4 2014	Q3 2015	FY 2015	FY 2014
Fosterville Gold Mine
Ore Milled (tonnes)	179,450	190,823	175,687	703,787	814,837
Grade (g/t Au)	6.33	5.26	6.42	6.11	4.62
Recovery (%)	86.3%	88.5%	89.7%	88.5%	86.4%
Gold Production (oz)	31,519	29,045	32,793	123,095	105,342
Cosmo Gold Mine
Ore Milled (tonnes)	180,261	225,601	161,351	725,002	868,399
Grade (g/t Au)	2.56	3.05	2.65	2.99	3.14
Recovery (%)	86.9%	90.9%	92.2%	90.7%	88.9%
Gold Production (oz)	12,898	20,112	12,672	63,255	77,740
Stawell Gold Mines
Ore Milled (tonnes)	227,229	232,157	228,216	897,506	926,987
Grade (g/t Au)	1.50	1.67	1.42	1.56	1.67
Recovery (%)	80.0%	77.6%	80.0%	80.8%	78.8%
Gold Production (oz)	8,762	9,639	8,352	36,321	39,230

Total Gold ounces	53,179	58,796	53,817	222,671	222,312
Produced

*See Non-IFRS Disclosures

Fourth Quarter 2015 Earnings Conference Call Details

In connection with our fourth quarter 2015 financial results, Douglas Forster, President and Chief Executive Officer, Robert Dufour, Chief Financial Officer, and Darren Hall, Chief Operating Officer will also host a conference call to discuss the results on Friday, March 4, 2016, at 11:00 a.m. (EDT).

Participants may listen to the call by dialing toll free 1-800-319-4610 or 1-416-915-3239 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call. International or local callers should dial 1-416-915-3239 at approximately 10:50 a.m. (EDT) and ask to join the Newmarket Gold conference call.

The call will also be webcast live at http://services.choruscall.ca/links/newmarketgold20160304.html and at www.newmarketgoldinc.com in the Events and Webcast section under the Investor Relations tab.

The live audio webcast will be archived and made available for replay at www.newmarketgoldinc.com.

Presentation slides which accompany the conference call will be made available in the Investors section of the Newmarket Gold website, under Presentations, prior to the conference call.

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this press release.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Laura Lepore
Director, Investor Relations
Newmarket Gold, Inc.
416.847.1847
llepore@newmarketgoldinc.com

Ryan King
VP, Corporate Communications
604.559.8040
rking@newmarketgoldinc.com

www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating operating cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

NON-IFRS MEASURES

Newmarket Gold has included in this press release certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold – Newmarket Gold calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold – Newmarket Gold has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this press release or incorporated by reference herein, except in accordance with applicable securities laws.